Directview Holdings, Inc.
7700 West Camino Real, 4th Floor
Boca Raton, FL 33433
telephone (561) 750-9777
telecopier (561) 750-9795
rralston@directviewinc.com

September 21, 2009

'CORRESP'

Mail Stop 3561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Reid Hooper, Staff Attorney
Robert Littlepage, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	Directview Holdings, Inc. (the "Company")
Registration Statement on Form 10-12G
Filed July 27, 2009
File No. 000-53741

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated August 21, 2009.  The Company has filed Amendment No. 1 to the Registration Statement on Form 10 in response to the staff’s comments.

Following are the Company’s responses to the staff’s comments contained in its letter dated August 21, 2009.  Under separate cover the Company will provide Mr. Hooper with a courtesy copy of the Amendment No. 1 to the Registration Statement on Form 10, marked to show changes and keyed to the staff’s comments.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

RESPONSE:  The Company acknowledges its understanding that the Form 10 will become effective on September 27, 2009 and the Company will thereafter be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  The Company further acknowledges its understanding that the staff will continue to review the Form 10 until all of its comments have been addressed..

Item 1. Business, page 2

2.
We note the existence of a holding company, Directview Technology Group, Inc. with a wholly-owned subsidiary Homeland Integrated Security. It appears Technology Group, through its subsidiary, provides similar teleconferencing and security products and services to those of DirectView Holdings, Inc. and its subsidiaries.  In addition, we note Mr. Ralston's affiliation with Technology Group and its subsidiary as Chief Executive Officer. Further, we note one of the subsidiaries of Holdings, DirectView Video Technologies, Inc., is listed as a subsidiary of Technology Group on its website, www.directviewtechnologies.com.

Please revise your disclosure to more fully describe and discuss the general development of your business over the past five years, including its subsidiaries and any predecessors, including, as applicable the relationship between and among Technology Group, Homeland, and Holdings. Please refer to Item 101 of Regulation S-K. Include a discussion of Mr. Ralston's involvement in all three entities. Please also discuss whether Holdings and Technology Group compete for customers, and whether there are any potential conflicts of interest because of their similar businesses and common control, to the extent such control exists.

RESPONSE:  The Company acknowledges staff’s comment regarding the various entities.  Amendment No. 1 on page 2 has been revised to clarify the identity of the various entities as set forth below.

The acquisition of Homeland Integrated Security Systems, Inc. (name changed to DirectView Technology Group, Inc. and referred to hereafter as “Technology Group”) was never fully consummated or integrated with the various DirectView companies notwithstanding the reference in the Web site.  The posting was inadvertently maintained and was ultimately excised by Mr. Ralston after repeated efforts to correct the disclosure.  The sequence of events was as follows:

•	Technology Group (then known as Homeland Integrated Security Systems, Inc.) was acquired by Mr. Ralston effective October 17, 2008.

•
Subsequently, Technology Group on November 4, 2008 entered into an acquisition agreement with DirectView Video Technologies, Inc. in contemplation of the DirectView operating companies having the potential of being part of a public vehicle which was Technology Group.  That agreement in Section 5.02 has as a condition to ultimate consummation of the transaction, a 30-day clause which provided for termination of the agreement in the event any of the payment or exchanges were not finalized.  That, in fact, was the situation, and therefore, that phase of the transaction was never consummated.

•
Mr. Ralston recognized during this time that there were a good deal of limitations and problems associated with Technology Group as a pink sheet shell and, following discussions with the former principals of Technology Group, entered into a settlement agreement and release with those parties vitiating or undoing the original transaction of October 17, 2008.

•
As a result of these transactions and events, Technology Group, Roger Ralston and the DirectView companies did not complete the acquisition and integration of the DirectView companies with Technology Group, and there has been no relationship between the parties since that time.

These agreements are available if the staff requires.

As indicated, the operations of the DirectView companies never became part of Technology Group, and any Web site disclosure, while precatory at that time, was never fulfilled and consummated.

At this time, Technology Group ceased to exist and to the best of our knowledge there is no competitor providing similar services utilizing this name.  Mr. Ralston, our CEO, or any of the employees of Directview Holdings do not presently hold any position or ownership of Greenbridge, formerly known as Technology Group.

The website www.directviewtechnologies.com no longer exists. This site contained information related to the Directview Video Technology Group, Inc., accordingly this site was shut down as the company is no longer in operation.

3.	Please revise to more fully discuss the operations of each subsidiary you disclose on page two.

RESPONSE:  Amendment No. 1 has been revised to clarify the organizational structure of our Company in light of the staff’s comment.  A revised business summary can be found on page 2 of Amendment No. 1 to fully discuss the operations of each subsidiary.

4.
We note your disclosure on page 18, discussing nine major customers who accounted for approximately $174,000 or 44% of your revenues during 2007. We also note that in 2008 these nine major customers accounted for approximately $18,000 of your revenues. Please identify all customers whose sales generate 10% or more of the company's revenues, as appropriate. Refer to Item 101(c)(1)( vii) of Regulation S- K. When discussing significant customers, you should name such customers and provide quantitative disclosure in terms of significance to revenues that each customer represents to the extent practicable. In addition, if you have binding contracts or agreements with these customers, you should file the material contract(s) with these customers as exhibits or explain to us why you determined you were not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:  This comment has been complied with.  Please see page 6 and F-10 of the redlined Amendment No. 1 to the Form 10.

5.	Please provide applicable disclosure with respect to your intellectual property. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

RESPONSE:  We do not possess any intellectual property.  We have included additional disclosure in Amendment No. 1 of page 6 to clarify our lack of intellectual property.

6.	Please advise whether you have a website. Refer to Item 101(e)(3) of Regulation S-K.

RESPONSE:  We maintain a website at www.DirectViewInc.com.  The disclosure has been revised on page 6 of Amendment No. 1.

Employees, page 6

7.
We note your disclosure that you currently have four full-time employees. Clarify whether the three members of management are included in this figure. We note your disclosure on page four that you currently have 3 sales/marketing employees in your direct sales force.  See Item 101(h)(4)(xii) of Regulation S-K.

RESPONSE:  The disclosure regarding the three members of management has been revised on page 7 and disclosure regarding our direct sales force has been revised on page 5 of Amendment No. 1.

Item l A. Risk Factors, page 6

8.      Please expand your risk factor disclosure to provide discussion related to Mr. Ralston's holding of 87.5% of the aggregated voting power of the company.

RESPONSE:  Amendment No. 1 has been revised to include a risk factor concerning the significant control over our voting securities held by Mr. Ralston on  Please see page 9 of Amendment No. 1.

Management's Discussion and Analysis or Plan of Operation, page 10

Liquidity and Capital Resources, page 20

9.
We note on page 21 that you state you will need to raise significant additional capital to fund your operating expenses, pay obligations and grow the company. Please clarify this discussion and include your expectations specific to the next 12 months, from the date of the most recent financial statements. Include discussion related to your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations. Also, include a discussion of the manner in which you intend to generate future revenues and satisfy, where necessary, your debt obligations.

RESPONSE:  The disclosure has been revised on page 22 of Amendment No. 1 to clarify the discussion and include our expectations specific to the next 12 months. Furthermore, the disclosure has been revised on page 8 of Amendment No. 1. to include the additional risk factors concerning our ability to operate over the next twelve months without raising additional working capital.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 23

10.
Revise your disclosure to identify the third party to whom Mr. Ralston pledged 500,000 shares of common stock. We note your disclosure in footnote one of the beneficial ownership table. Also, please revise to include Item 404 related party disclosure if applicable.

RESPONSE:  Amendment No. 1 has been revised as requested to identify the third party to whom Mr. Ralston pledged the securities.  Such third party is not an affiliate of the Company accordingly no additional disclosure has been added under Certain Transactions. The Company has revised page 24 of Amendment No. 1 to revise the reference to the pledged securities.

Item 6. Executive Compensation, page 24

Summary Compensation Table

11.
We note your disclosure in the Notes to the Financial Statements that the Company" ... has accrued salaries payable to the Chief Executive Officer and a Principal Officer of the Company as of December 31, 2008 and 2007 amounting to $404,737 and $236,575, respectively ... " Revise your table to reflect the accrued salary figures for your named executive officers. For example, salaries earned in 2007 but paid in 2008 or at a later date, should be reflected in: the table as compensation for fiscal year 2007. Refer to Item 402(n)(2)(iii) of Regulation S-K. Further, include all compensation awarded to, earned by or paid to the Company's Chief Executive Officer and each of the other executive officers that were serving as executive officers for the past two fiscal years. We note your disclosure that Ms. Michele Ralston has served as the Company's Chief Financial Officer since inception in October 2006.

RESPONSE:  The Company has revised page 25 of Amendment No. 1 to provide specific disclosure of accrued salaries due executive officers. Although Mrs. Ralston does not make more than $100,000 and, accordingly, is not required to be included in the table Amendment No. 1 has been revised to add her.  The amounts disclosed as accrued salaries for Mr. Ralston, however, were previously included in the total compensation columns for the respective years and are not in addition to the compensation which is reported therein.  The difference between the total amount accrued at each of December 31, 2008 and 2007 and the amounts reflected as total compensation to each of Mr. and Mrs. Ralston represent accrued but unpaid compensation for years prior to 2007.

How Mr. Ralston's compensation is determined, page 25

12.
We note your disclosure that the amount of compensation payable to Mr. Ralston is arbitrarily determined and can be increased at any time upon the determination of the Board of Directors. Revise your disclosure to discuss what factors the' Board considers in deciding whether to increase or decrease compensation materially.

RESPONSE:  Since inception Mr. Ralston, as our CEO and Chairman, and significant shareholder of our company has determined his compensation. Amendment No. 1 has been revised on page 26 to provide specific criteria which determines the compensation paid to Mr. Ralston.  In addition, Amendment No. 1 has been revised to provide disclosure regarding an employment agreement between the Company and Mr. Ralston which was recently entered into and a copy of this agreement has been filed as an exhibit to Amendment No. 1.

Item 7. Certain Relationships and Related Party Transactions, page 25

13.	Revise your disclosure here and on page 21 to identify the affiliated company owned by Mr. Ralston that as of March 31, 2009, is owed $30,260 by the Company. Refer to Item 404(a)(1) of Regulation S-K.

RESPONSE:  At March 31, 2009 the Company had owed Technology Group $30,260. This transaction occurred after November 4, 2008 whereby Technology Group entered into an Acquisition agreement with DirectView Video Technologies, Inc.  as mentioned earlier.   Presently this amount is due to Mr. Ralston since the acquisition agreement with Technology Group was never consummated and has been reflected as a due to related party on our consolidated financial statements.  The Company has revised page 27 and F-30 of Amendment No. 1 to provide clarification and specific disclosure of these amounts due to Mr. Ralston.

14.	Include disclosure related to the accrued salaries payable to your executive officers in this section.

RESPONSE:  On page 27 of Amendment No. 1 has been revised to provide specific disclosure of the accrued salaries due executive officers in our Item 7.

Item 10. Recent Sales of Unregistered Securities, page 27

15.
Revise your disclosure in this section to include the issuance of 100,000 shares for “legal services rendered valued at $50,000” in fiscal 2008. Refer to Item 701 of Regulation S-K. We note your disclosure on pages 19 and F-16 discussing the issuance.

RESPONSE:  In July 2009, subsequent to the filing of our registration statement, the Company has cancelled 100,000 shares which were issued as compensation for legal services, having been previously advised by the intended recipient that such firm intended to return the shares.  The Company had added disclosure on page F-30 and revised page F-16 of Amendment No. 1 discussing the cancellation of the 100,000 shares.

Financial Statements

Note 10 - Subsequent Events, page F-17

16.
We note in April 2009 you issued 50,000 shares of common stock in connection with accounting services rendered. Explain to us in detail the nature of the accounting services that were provided to the company and identify the recipient of the shares. Also, tell us if you have issued any shares to Sherb & Co., LLP.

RESPONSE:  In 2009 we issued 50,000 shares of common stock as compensation for accounting services provided by CFO OnCall, Inc.  CFO OnCall, Inc. provides various bookkeeping, and financial management services.  We have not issued any shares of common stock to Sherb & Co., LLP.

We trust the foregoing responds to the staff's comments.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Roger H. Ralston
Roger H. Ralston
Chief Executive Officer

cc:	Sherb & Co., LLP